July 22, 2005

Mr. Craig Wilson

United States Securities and Exchange Commission

Mail Stop 4-06

Washington, D.C.  20549

Dear Mr. Wilson:

Thank you for the Commission’s comments regarding compliance with applicable disclosure requirements with the mutual goal of enhancing the overall disclosure in our filings.

In connection with our response to the Commission’s comments, we hereby acknowledge that:

•      The company is responsible for the adequacy and accuracy of the disclosures in filings with the Commission

•      Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Following is our response to the Commission’s comments dated July 10, 2005.

Form 10-Q: For the Fiscal Quarter Ended March 31, 2005

Condensed Consolidated Balance Sheet as of March 31, 2005

1.  Tell us how you considered the requirement set forth in Article 10( c)1 of Regulation S-X which states that both an interim balance sheet as of the end of the most recent fiscal quarter and a balance sheet as of the end of the preceding fiscal year shall be provided for filings on a Form10-Q.

As the Company is a small business filer, we considered the requirements set forth in Item 310(b) of Regulation S-B, which require that interim financial statements include a balance sheet as of the end of the issuer’s most recent fiscal quarter and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year.

2.  Your disclosure regarding your disclosure controls and procedures indicates that your CEO and CFO concluded that your disclosure controls and procedures were adequate and sufficient to ensure that information required to be disclosed by the Company in the reports it files under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and form.  It does not appear that your officers have reached the conclusion that your disclosure controls and procedures are effective.  Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.  See Item 307 of Regulation S-K and Release 33-8238.

We amended Part 1, Item 3 of our 10-QSB to clarify that our CEO and CFO concluded that our disclosure controls and procedures are effective.

I am enclosing five copies via mail of a redline document marked to show the changes amending Part 1, Item 3.

If you have any questions, please call me at (858) 673-8600 , x 138.

Very truly yours,

/s/ Wayne Wetherell

Wayne Wetherell,
Chief Financial Officer